FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces a Two-for-One Stock Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 28, 2005, in Kyoto, Japan

Nidec Announces a Two-for-One Stock Split

In a meeting of the Board of Directors held on Thursday, July 28, 2005, Nidec Corporation (“the Company”) decided to implement a two-for-one stock split (the “Stock Split”) by free share distribution.

The details of the Stock Split are as follows.

1. Purpose of the Stock Split

In consideration of recent movements of its stock price, the Company decided to implement a stock split with the aim of broadening its investor base and increasing the liquidity of its stock.

2. Outline of the Stock Split

(1) Method: The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for Friday, September 30, 2005 will be split two for one.

(2) Number of shares to be split and increased: With respect to the ordinary shares, the number of issued shares of record on Friday, September 30, 2005 will be the number of shares to be split.

The number of issued shares after the Stock Split, calculated on the basis of issued shares on Thursday, July 28, 2005, will be as follows.

Current issued shares:	71,414,524 shares
Increase in shares:	71,414,524 shares
Issued shares after the Stock Split:	142,829,048 shares

The number of issued shares resulting from the Stock Split is subject to change mainly due to the possible exercise of stock acquisition rights during the period between the Board decision on the Stock Split and the actual date of the Stock Split.

(3) Effective date (Issue date of split shares): Friday, November 18, 2005

(4) Initial date for dividend accrual: Saturday, October 1, 2005

(5) Any other necessary details regarding the Stock Split will be decided by resolution of the Company’s Board of Directors.

Reference

1. The Stock Split will not increase the Company’s paid-in capital

    Paid-in capital as of July 28, 2005:   61,735,895,950 Japanese Yen

2. The number of authorized shares currently specified in the Company’s Articles of Incorporation is 240,000,000. The Company, pursuant to the provisions set forth in Article 218-(2) of Japanese Commercial Code, is changing its Articles of Incorporation at a meeting of the Board of Directors to increase its authorized shares in the proportion the Stock Split represents.

3. From the fiscal year ending March 31, 2006 onward, dividends per share, in principle, will correspond to half the ordinary dividend per share before the Stock Split.

4. As a result of this Stock Split, the exercise prices for the Company’s 2nd Unsecured Convertible Bond, Stock Acquisition Rights, and Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008 will be adjusted as follows on and after October 1, 2005.

			(Yen)
	Issue Date	Adjusted (Exercise Prices)	Previous (Exercise Prices)
The 2nd Unsecured Convertible Bond	January 28, 1999	3,399.45	6,798.90
Stock Acquisition Rights	May 14, 2003	3,675.00	7,350.00
Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008	October 17, 2005	6,914.35	13,828.70

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